Exhibit 7

                                                                    May 10, 2002

Bio-Plexus, Inc.
129 Reservoir Road
Vernon, CT 06066

Gentlemen:

          The purpose of this letter is to confirm the engagement of Commonwealth Associates, L.P ("Commonwealth") by Bio-Plexus, inc. (the "Company") to act as the Company's financial advisor to provide general financial advisory services and other investment banking services to the Company.

          Section 1. Services. During the term of this Agreement, Commonwealth and Commonwealth's affiliates shall provide the Company with such regular and customary financial and consulting advice as is reasonably requested by the Company, provided that Commonwealth shall not be required to undertake duties not reasonably within the scope of this Agreement. It is understood and acknowledged by the parties that the value of Commonwealth's advice is not readily quantifiable, and that although Commonwealth shall be obligated to render the advice contemplated by this Agreement upon the reasonable request of the Company, in good faith, Commonwealth shall not be obligated to spend any specific amount of time in so doing. Commonwealth will perform such of the following financial advisory and investment banking services as the Company may reasonably request:

          (a) Commonwealth will familiarize itself to the extent it deems appropriate and feasible with the business, operations, properties, financial condition and prospects of the Company, it being understood that Commonwealth shall, in the course of such familiarization, rely entirely upon publicly available information and such other information as may be supplied by the Company, without independent investigation; and

          (b) Commonwealth will generally advise the Company on its capital structure and any proposed capital raising activities; and

          (c) Commonwealth will assist the Company in positioning itself in the public markets; and

          (d) Commonwealth will assist the Company in conducting road-show presentations to prospective investors; and

          (f) Commonwealth will render advice with regard to internal operations of the Company, including:

               i)   The formation of corporate goals and their implementation;

               ii) Overall management of the Company and assistance in hiring new personnel;


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               iii) Sales and marketing strategy, including introductions to distributors; and

               iv)  Corporate organization and personnel.

          (g) Commonwealth will advise and assist the Company in developing a general strategy for accomplishing a sale of all or substantially all of the business or assets of the Company or a merger (an "M&A Transaction"); and

          (h) Commonwealth will advise and assist the Company in identifying potential buyers and will on behalf of the Company, contact such potential buyers as the Company may designate; and

          (i) Commonwealth will advise and assist the Company in the course of its negotiation of an M&A Transaction with a potential M&A Target and will participate directly in such negotiations; and

          (j) Commonwealth will render such other financial advisory and investment banking services as may from time to time be agreed upon by Commonwealth and the Company.

In connection with our activities on the Company's behalf, subject to any confidentiality obligations the Company owes to third parties, the Company will furnish us with all information (the "information") which we may reasonably request and is reasonably acceptable to the Company and will provide us reasonable access to the Company's officers, directors, accountants and counsel. The Company represents and warrants that to the best of its knowledge the information will be true, accurate and complete and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Company further represents and warrants that any projections provided to us or contained in any materials prepared by the Company will have been prepared in good faith and will be based upon assumptions which, in light of the circumstances under which they are made, are reasonable. The Company acknowledges and agrees that, in rendering our services hereunder, we will be using and relying on the Information (and information available from public sources and other sources which we deem to be reliable) without independent verification thereof and without independent appraisal of any of the Company's assets. We do not assume responsibility for the accuracy or the completeness of the Information or any other information regarding the Company.

          Section 2. Fees. The Company shall pay to Commonwealth for its services hereunder the following fees;

          (a) A monthly cash fee equal to $10,000 for a period of twelve months, with the first monthly payment due upon execution of this Letter of Intent, and any unpaid amounts due and owing upon a change of control; and

          (b) Issue to Commonwealth warrants to purchase 1,000,000 shares of the Company's common stock at an exercise price equal to $1.00.


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Such  fees  shall  only be paid in the  event  that the sale of the  shares  of
Common Stock owned by Appaloosa Management LP. to ComVest Venture Partners, L.P. is consummated.

          Section 3. Additional Services. In addition to the above:


          (a) If Commonwealth acts as an underwriter, placement agent or finder, in the sale or distribution of securities by the Company to the public or in a private transaction (an "Offering"), Commonwealth shall receive, as compensation for services rendered, an amount to be mutually agreed upon.

          (b) Fees and expenses payable to Commonwealth with regard to fairness opinions and valuations will be determined by mutual agreement at such time as the nature and terms of such opinions and valuations are affirmed.

          (c) The Company shall engage Commonwealth as its non-exclusive M&A advisor for a period of one year, which agreement shall be terminable thereafter by the Company upon 30 days prior written notice, pursuant to which the Company shall pay Commonwealth a cash fee equal to four percent (4%) of the "total consideration" paid to or received by the selling entity and its shareholders in any M&A Transaction, in connection with any entity introduced to the Company by Commonwealth or for which Commonwealth assisted the Company in originating, structuring, negotiating or closing such transaction.

          All fees to be paid pursuant to this Section 3, except as otherwise agreed in writing, are due and payable to Commonwealth in cash at the closing or closings of any transaction. In the event that this Agreement shall not be renewed, or if this Agreement is terminated for any reason, then notwithstanding any such non-renewal or termination, Commonwealth shall be entitled to receive the full fee provided for hereunder for any transaction which is consummated within one year of such termination for which the discussions or introductions were initiated during the term of this Agreement.

          Section 4. Expenses. In addition to the compensation described in
Section 2 above, the Company agrees to promptly reimburse us, upon request from time to time, not more than monthly, for all out-of-pocket expenses incurred (including, without limitation, all travel and lodging expenses, and reasonable fees and disbursements of any counsel, consultants and advisors retained by us with the Company's consent) in connection with our services pursuant to this agreement; provided, however, that unless otherwise consented to in writing by the Company in advance such expenses shall not exceed $5,000 in the aggregate.

          Section 5. Right of First Refusal. During the term of this Agreement and for a period of six months after the termination thereof, Commonwealth shall have a right of first refusal to act as exclusive placement agent or financial advisor in connection with the Company raising any capital of $1 million or more in a private placement.

          Section 6. Termination of Engagement. Commonwealth's engagement hereunder shall be for 12 months and shall thereafter be terminable by either the Company or Commonwealth at any time, with or without cause, upon written advice to that effect to the other party.


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          Section 7. Successors and Assigns. The benefits of this Agreement shall inure to the respective successors and assigns of the parties hereto and of the indemnified parties hereunder and their successors and assigns and representatives, and the obligations and liabilities assumed in this agreement by the parties hereto shall be binding upon their respective successors and assigns; provided, that the rights and obligations of either party under this agreement may not be assigned without the prior written consent of the other party hereto and any other purported assignment shall be null and void.

          Section 8. Indemnification. The Company agrees to indemnify and bold harmless Commonwealth, it employees, agents, representatives and controlling persons from and against any and all losses, claims, damages, liabilities, suits, actions, proceedings, costs and expenses (collectively, "Damages"), including, without limitation, reasonable attorney fees and expenses, as and when incurred, if such Damages were directly or indirectly caused by, relating to, based upon or arising out of the rendering by Commonwealth of services pursuant to this Agreement, so long as Commonwealth shall not have engaged in intentional or willful misconduct, or shall have acted grossly negligently, in connection with the services provided which form the basis of the claim for indemnification. This paragraph shall survive the termination of this Agreement.

          Section 9. Miscellaneous

          (a) The validity and interpretation of this Agreement shall be governed by the law of the State of New York applicable to agreements made and to be fully performed therein. Commonwealth and the Company will attempt to settle any claim or controversy arising out of this Agreement through consultation and negotiation in good faith and a spirit of mutual cooperation. If those attempts fail, then the dispute will be mediated by a mutually acceptable mediator to be chosen by Commonwealth and the Company within 15 days after written notice from either party demanding mediation. Neither party may unreasonably withhold consent to the selection of a mediator, and the parties will share the costs of the mediation equally. Any dispute which the parties cannot resolve through negotiation or mediation within six months of the date of the initial demand for it by one of the parties may then be submitted to binding arbitration under the rules of the American Arbitration Organization of New York for resolution. The use of mediation will not be construed under the doctrine of latches, waiver or estoppel to affect adversely the rights of either party. Nothing in this paragraph will prevent either party from resorting to judicial proceedings if (a) good faith efforts to resolve the dispute under these procedures have been unsuccessful or (b) interim relief from a court is necessary to prevent serious and inseparable injury.

          (b) The Company expressly acknowledges that all opinions and advice (written or oral) given by Commonwealth to the Company in connection with Commonwealth's engagement are intended solely for the sole benefit and use of the Company's board of directors arid executive officers, and may not be used for any other purpose or quoted or cited in any documents or public filings without the express written consent of Commonwealth, which may be withheld for any reason.

          (c) The Company is a sophisticated business enterprise that has retained Commonwealth for the limited purposes set forth in this Agreement, and the parties acknowledge and agree that their respective rights and obligations are contractual in nature. Each party disclaims an intention to impose fiduciary


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obligations on the other by virtue of the engagement contemplated by the
Agreement, and each party agrees that there is no fiduciary relationship between them.

          (d) The Company represents and warrants to Commonwealth that Commonwealth's engagement hereunder has been duly authorized and approved by the Board of Directors of the Company and this letter agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company.


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          Please sign this letter at the place indicated below, whereupon it will constitute our mutually binding agreement with respect to the matters contained herein.

                                      Very truly yours,

                                      COMMONWEALTH ASSOCIATES, L.P.



                                      By:  /s/ Michael S. Falk
                                           -----------------------------------
                                           Name:  Michael S. Falk
                                           Title:  Chief Executive Officer

Agreed to and accepted:

BIO-PLEXUS, INC.



By:      /s/ John S. Metz
         -----------------------------
         Name:  John S. Metz
         Title:  President and CEO